Eurasian Minerals Inc.

NEWS RELEASE

Eurasian Minerals Reports IGC Agreement with the Far East Development Fund and Explorer of the Year Award for the Malmyzh Project

Vancouver, British Columbia, November 4, 2015 (TSX Venture: EMX; NYSE MKT: EMXX) – Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce that IG Copper LLC ("IGC") advises it has signed a Financial Advisory Agreement (the "Agreement") with the Russian Federation's Far East Development Fund ("FEDF") and that the Malmyzh Joint Venture was named "Explorer of the Year" at the recent MINEX Forum in Moscow. The Malmyzh exploration and mining licenses, located in the Russian Far East, are held by IGC (51%) and Freeport-McMoRan Exploration Corporation (49%) (the "Joint Venture"), with IGC operating and managing the project. EMX is IGC’s largest shareholder with 42.2% of the issued and outstanding shares.

The Far East Development Fund Agreement and MINEX award are two important achievements in the advancement of EMX's strategic investment in IGC and the Malmyzh copper-gold porphyry project. The FEDF is a state institution setup to accelerate the development of the Russian Far East in coordination with the Federal Ministry of Far East Development. The FEDF directly invests in infrastructure projects to support private industry initiatives with the potential to positively impact development of the Far East region. In addition, the FEDF provides financial advisory and brokerage services to facilitate high-level investments from across the Russian Federation and Asia. The Agreement with the FEDF indicates a strong level of support and encouragement for IGC's operations. The MINEX Explorer of the Year award recognizes the Malmyzh Joint Venture's discovery of a significant copper-gold porphyry district in a frontier region, and the successful completion of the "Prospecting Phase" of the project's development.

Malmyzh has open pit constrained inferred resources at a 0.30% copper equivalent cut-off of 1,661 million tonnes at average grades of 0.34% copper and 0.17 g/t gold, or 0.42% copper-equivalent, containing 5.65 million tonnes (12.45 billion pounds) copper and 9.11 million ounces gold, or 7.06 million tonnes (15.56 billion pounds) copper-equivalent (CuEq% = Cu% + (Au g/t x 0.5)) . Please see EMX news release dated May 26, 2015, SEDAR filed report titled "NI 43-101 Technical Report on the Initial Mineral Resource Estimate for the Malmyzh Copper-Gold Project, Khabarovsk Krai, Russian Federation" with an effective date of May 1, 2015, and the attached map for more information.

EMX's investment in IGC is in recognition of the significant potential of the discovery at Malmyzh, as well as IGC’s success in acquiring additional exploration properties in a prospective region under-explored for its porphyry copper-gold potential. The Company congratulates IGC and the Joint Venture on their excellent work and outstanding achievements, and looks forward to supporting ongoing success in advancing the Malmyzh project, as well as the other assets in IGC's portfolio.

Far East Development Fund. The Far East Development Fund was established by the Russian government to stimulate economic development in the east of the country. The Malmyzh project is located in Khabarovsk Krai of Far East Russia, about 220 kilometers north of the border with China. The Financial Advisory Agreement allows IGC to work in partnership with the FEDF in attracting financing for the Malmyzh project from across the Russian and Asian investment community. Malmyzh is recognized within Russia as an exceptional asset that is strategically located in proximity to several of the world's most dynamic economies. Russia's commitment to development of the Far East through both Russian and foreign derived funding provides the potential to back existing IGC shareholders in support of the Malmyzh project. The FEDF's stature will be further strengthened by plans to cooperate with the Shanghai-headquartered BRICS New Development Bank (TASS; July 7, 2015).

Explorer of the Year Award. The Malmyzh Joint Venture, through its Russian subsidiary Amur Minerals OOO, was the winner of a Russian Mining Excellence Award as the Explorer of the Year at the recent MINEX Russia International Mining and Exploration Forum in Moscow. MINEX is regarded as one of the most successful business-driven mining events in Russia, and attracts top investors, executives and managers from leading Russian and international companies. The event this year focused on the emerging role of the mining industry in accelerating development of the mineral-rich areas in the Far East and Siberia.

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Mr. Thomas E. Bowens, IGC's President and CEO, accepted the award on behalf of the Joint Venture. Mr. Bowens also was an invited speaker, and presented a talk titled "The Malmyzh Copper-Gold Porphyry Deposit, Khabarovsk Krai Russia - Discovery, Characteristics, and Implications". The Malmyzh Joint Venture was cited for the listing on the State Balance of the “C1+C2 reserves” approved by the GKZ (State Reserves Committee), and completing the "Prospecting Phase" requirements for the Malmyzh exploration and mining licenses. The Joint Venture's achievement of these objectives is a major step forward for the project. EMX emphasizes that the Malmyzh “official government approved C1+C2 reserves” were estimated according to the rules and regulations of the Russian Federation, and are not the same as reserves under NI 43-101.

Malmyzh Overview. Malmyzh has excellent logistics and infrastructure, and is covered by two exploration and mining licenses that total over 150 square kilometers. The project's inferred resources include four (i.e., Valley, Freedom (SE), Central, and Flats) of the fourteen known porphyry targets on the property that have been drilled on nominal 200 by 200 meter grids. A table of open pit constrained inferred resources at a range of cut-off grades is given below (base case at 0.30% CuEq cut-off)1.

Malmyzh Inferred Resources at a Range of CuEq% Cut-offs.
CuEq% Cut-off	Million Tonnes	CuEq %	Cu %	Au g/t	CuEq Million Tonnes	Cu Million Tonnes	CuEq Billion lbs	Cu Billion lbs	Au Million Oz
0.20	2,544	0.37	0.29	0.14	9.29	7.49	20.49	16.52	11.62
0.25	2,149	0.39	0.31	0.15	8.41	6.76	18.54	14.89	10.64
0.30	1,661	0.42	0.34	0.17	7.06	5.65	15.56	12.45	9.11
0.35	1,107	0.48	0.38	0.19	5.26	4.20	11.59	9.25	6.85
0.40	757	0.52	0.41	0.21	3.95	3.14	8.72	6.93	5.22
0.45	517	0.57	0.45	0.24	2.94	2.32	6.47	5.11	3.98
0.50	346	0.61	0.48	0.27	2.12	1.66	4.68	3.67	2.96
0.55	220	0.67	0.51	0.30	1.46	1.13	3.22	2.49	2.14

All four resource deposits are open at depth (> 350-600 m). Importantly, there are zones of shallow, higher grade copper-gold mineralization at the Valley and Freedom (SE) deposits, and high grade below the resource pit at Central (i.e., AMM-041, 591.3 -635.2 m, 43.9 m @ 1.23% Cu and 0.53 g/t Au; true width interpreted as 28.5 m). In addition, there are higher grade copper-gold intercepts at the Freedom (NW) prospect, which is not currently included in the Malmyzh inferred resource estimate due to the need for in-fill drilling.

The extent of the porphyry copper-gold mineralized systems has not been fully determined within the Malmyzh district. There is substantial exploration upside given by the ten additional prospects with reconnaissance drilling that intersected porphyry alteration and mineralization. Further, there is considerable exploration potential in undrilled areas of the property, particularly towards the southeast where there is more than 15 meters of Quaternary cover that provides opportunity for additional “blind” discoveries within the project area.

The Company understands the Joint Venture has filed documents to continue to the “advanced exploration and mining phase” of the project's development as required for “strategically significant” deposits in the Russian Federation. The Russian Federation is strongly supportive of mining development in their Far East Krais (administrative regions), as evidenced by investment incentives for reduced mineral resource extraction taxes and corporate income taxes that became law in 2014. As advised by IGC, the government's support for IGC and the Joint Venture is further underscored by the recent award of a "Certificate of First Discovery" for the Malmyzh project, which is in addition to the Agreement with the Far East Development Fund and the prestigious recognition given at the MINEX Forum.

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1Phil Newall, PhD, BSc, CEng, FIMMM, a Qualified Person under NI 43-101 and managing director of Wardell Armstrong International, an independent UK based consulting company, provided the statement of Malmyzh open pit constrained inferred resources effective as of May 1, 2015 under NI 43-101 Standards of Disclosure for Mineral Projects and CIM definition standards. Copper equivalent was calculated as Cu% + (Au g/t * 0.5), and assumed prices of $3.25/lb Cu and $1400/oz Au, with recoveries of 90% for Cu and 70% for Au. See May 26, 2015 EMX news release and SEDAR filed technical report for more information on the CuEq calculation, exploration results, QA/QC procedures, and methodology used to estimate the Malmyzh inferred resources.

Other IGC Assets. IGC has 100% control of the 260 square kilometer Salasinskaya property, and the nearby 390 square kilometer Shelekhovo property (also known as Shelekhovskaya). At Shelekhovo, historic government exploration surveys identified multiple occurrences of gold, silver, and copper associated with quartz veining and alunite. IGC is currently completing the 2015 field season geochemical and geophysical surveys at Shelekhovo. Salasinskaya is considered to be the northern extension of the Shelekhovo anomaly cluster, and is marked by the widespread occurrence of quartz-alunite alteration. Both properties occur approximately 150 kilometers along trend to the northeast of Malmyzh. Together, the Malmyzh, Shelekhovo, and Salasinskaya properties cover approximately 800 square kilometers of exploration ground occurring along a ~200 kilometer belt of prospective Cretaceous-age arc terrane rocks.

Drilling, Sampling, Assaying, and QA/QC. The Malmyzh exploration samples were collected in accordance with CIM Best Practice standards and guidelines. The samples were submitted to Irgiredmet Laboratories in Irkutsk, Russia (GOST ISO/MEK 17025 accredited), or ALS Laboratories in Chita, Russia (GOST ISO/IEC 17025 accredited) for assay and geochemical analysis. Gold was analyzed by fire assay with an AAS finish, and copper analyses were determined with aqua regia digestion and ICP AES techniques. IGC conducts routine QA/QC analysis on all assay results, including the systematic utilization of certified reference materials, blanks and duplicates.

Mr. Dean D. Turner, CPG, is a Qualified Person under NI 43-101 and consultant to the Company. Mr. Turner has reviewed, verified and approved disclosure of the technical information contained in this news release.

About EMX. Eurasian Minerals leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX retaining royalty interests. EMX complements its generative business with strategic investment and third party royalty acquisition. Please see www.eurasianminerals.com for more information.

EMX’s strategic investment in IGC exemplifies the Company’s recognition of an early-stage opportunity with excellent growth potential. IGC has steadily built value at Malmyzh and added quality exploration properties to its portfolio. EMX is IGC’s largest shareholder with 42.2% of the issued and outstanding shares (38.4% on a fully diluted basis) resulting from investments totaling US $7.8 million.

About IGC. IGC, a privately held company, is led by President and CEO Tom Bowens, and includes key personnel with a track record of exploration discovery and project development in the Russian Federation.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EurasianMinerals.com	Email: SClose@EurasianMinerals.com
Website: www.EurasianMinerals.com

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Tel: (604) 688-6390   Fax: (604) 688-1157
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Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements
This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will”, “believe”, “potential” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the six-month period ended June 30, 2015 (the “MD&A”) and most recently filed Annual Information Form for the year ended December 31, 2014 (the “AIF”) and Form 20-F for the year ended December 31, 2014, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF, financial statements and Form 20-F of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources
This news release uses the term “Inferred Resources”. We advise U.S. investors that while this term is defined in, and permitted by, Canadian regulations, this term is not a defined term under SEC Industry Guide 7 and not normally permitted to be used in reports and registration statements filed with the SEC. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of a feasibility study or prefeasibility studies, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves”, as in-place tonnage and grade without reference to unit measures. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves. U.S. investors are cautioned not to assume that any part or all of an Inferred Resource exists or is economically mineable.

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Grade (CuEq%) x Thickness (m)
> 150
100 - 150
50 - 100
20 - 50
10 - 20
< 10
Malmyzh license outline
Resource optimized pit outline
Deposit outline
Prospect - Freedom NW
Prospect - Recon drilled
5 m overburden contour
>15 m overburden
IG COPPER
Eurasian Minerals
Volkov
North
Slope
Destiny
(Northwest)
(Southeast)
FREEDOM
1,000 Mtonnes @ 0.41% CuEq
(0.34% Cu & 0.15 g/t Au)
VALLEY
Sharga
ABV
Stockwork
North
Amur River
334 Mtonnes @ 0.46% CuEq
(0.34% Cu & 0.24 g/t Au)
CENTRAL
FLATS
RUSSIA
Salasinskaya
MALMYZH
Shelekhovo
CHINA
West
Z
218 Mtonnes @ 0.45% CuEq
(0.39% Cu & 0.12 g/t Au)
109 Mtonnes @ 0.38% CuEq
(0.27% Cu & 0.23 g/t Au)
Bikha
N
W
E
S
0
5 km
Nov 2015
CuEq% = Cu% + (0.5*Au g/t)
Drill intercepts are approximately true widths.
Grade x thickness calculated at a 0.3% CuEq cut-off.
See EMX news release dated May 26, 2015 and technical report on SEDAR with an effective date of May 1, 2015 and filing date of July 10, 2015 for more information.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390    Fax: (604) 688-1157
www.EurasianMinerals.com